NO ACT

PE
3-18-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09011560

Received SEC
MAR 31 2009
Washington, DC 20549

March 31, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-31-09

Robert Lipsher
Luse Gorman Pomerenk & Schick
5335 Wisconsin Avenue, N.W., Suite 400
Washington, DC 20015

Re: Lincoln Park Bancorp
Incoming letter dated March 18, 2009

Dear Mr. Lipsher:

This is in response to your letter dated March 18, 2009 concerning the shareholder proposal submitted to Lincoln Park by Robert E. Friedman. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Robert E. Friedman

FISMA & OMB Memorandum M-07-16

March 31, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Lincoln Park Bancorp
Incoming letter dated March 18, 2009

The proposal relates to the remutualization or privatization of the company.

There appears to be some basis for your view that Lincoln Park may exclude the proposal under rule 14a-8(e)(2) because Lincoln Park received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Lincoln Park omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission of the proposal upon which Lincoln Park relies.

Sincerely,

Carmen Moncada-Terry
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW
5335 WISCONSIN AVENUE, N.W., SUITE 400
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER'S DIRECT DIAL NUMBER
(202) 274-2020

WRITER'S E-MAIL
rlipsher@luselaw.com

March 18, 2009

<u>VIA FEDERAL EXPRESS</u>

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: <u>Lincoln Park Bancorp: Shareholder Proposal of Robert E. Friedman</u>

Ladies and Gentleman:

We are counsel to Lincoln Park Bancorp, a federally-chartered corporation (the "Company"). The Company has received a shareholder proposal (the "Proposal") and supporting statement from Robert E. Friedman (the "Proponent"). Mr. Friedman has requested that the Proposal be included in the Company's proxy material (the "2009 Proxy Material") that will be mailed to the Company's shareholders in connection with the 2009 annual meeting of shareholders, which is scheduled for May 14, 2009.

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if, in reliance on Rule 14a-8(e), the Company excludes the Proposal from its 2009 Proxy Material. In view of the Proponent's failure to satisfy the eligibility and procedural requirements of Rule 14a-8(e), we do not fully address herein other possible deficiencies such as the failure to comply with Rule 14a-8(b) or (i).

Pursuant to Rule 14a-8(j), we have enclosed six (6) copies of this letter and the Proposal. In accordance with Rule 14a-8(j), copies of this letter are being sent on this date to the Proponent.

The Company expects to file its definitive 2009 Proxy Material with the Commission on or about April 23, 2009. Please note that this letter is submitted to the Staff less than 80 days before the Company intends to file its definitive 2009 Proxy Material, due to the fact that the Proposal was not received in a timely manner, as discussed further below.

Background

On February 21, 2009, the Company received a shareholder proposal dated February 19, 2009, wherein the Proponent set forth a proposal relating to the remutualization or privatization of the Company (see Exhibit A attached). The Proponent requested that the Proposal be included in the 2009 Proxy Material. The Company responded to the Proponent by letter dated March 5, 2009, stating that the Proposal would not be included in the Company's 2009 Proxy Material, since the Proposal was not received by the deadline for submitting shareholder proposals (see Exhibit B attached).

The Proposal

The Proposal, as set forth in the February 19 letter from the Proponent, states as follows:

"Robert E. Friedman, *** FISMA & OMB Memorandum M-07-16 *** , beneficial owner of 24,550 common shares, has advised that he plans to introduce the following resolution:

RESOLVED: That the minority stockholders of Lincoln Park Bancorp (LPBC), assembled in Annual Meeting in person and by proxy, hereby request the Board of Directors to consider remutualization or privatization of LPBC at a price mutually acceptable to the Board of Directors and minority shareholders."

The supporting statement submitted by the Proponent is not repeated above, but is set forth in Exhibit A to this letter.

Grounds for Exclusion

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2009 Proxy Material for the following reasons:

Rule 14a-8(e) – The Proponent has failed to satisfy the deadline for submitting his Proposal.

Under Rule 14a-8(e), a proposal generally must be received at the Company's principal executive offices not less than 120 calendar days before the date of the Company's proxy statement released to shareholders in connection with the previous year's annual meeting. If the Company did not hold an annual meeting the previous year or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a "reasonable time" before the Company begins to print and send its proxy material.

The Company's 2008 annual meeting of stockholders was held on May 1, 2008. The Company mailed its definitive 2008 proxy material on or about April 3, 2008. In the 2008 proxy material, the Company disclosed that, in order to be eligible for inclusion in the Company's 2009

Proxy Material, any shareholder proposal to take action at the 2009 annual meeting of shareholders must be received by the Company no later than December 4, 2008. The Company did not receive the Proposal until February 21, 2009, which was past the deadline as calculated pursuant to Rule 14a-8(e). We note that the Company's 2009 annual meeting of shareholders is scheduled for May 14, 2009, which is within 30 days of the date of the previous year's meeting.

For the foregoing reasons, the Company believes that the Proposal may be omitted from the 2009 Proxy Material as the Proponent has failed to meet the requirements of Rule 14a-8(e).

Alternative Bases for Exclusion Under Rule 14a-8(b) and (i).

As noted above, in view of the failure by the Proponent to meet the requirements of Rule 14a-8(e), and the fact that this deficiency cannot be remedied, the Company has not fully addressed herein other potential deficiencies such as the failure of the Proponent to demonstrate compliance with Rule 14a-8(b)(1), which requires that the proponent demonstrate that he has continuously held at least $2,000 in market value of the Company's securities for at least one year prior to the date of submitting the proposal. The Company submits that the evidence of ownership on which the Proponent relies (see Exhibit A hereto) does not establish continuous ownership for the required one year holding period.

In addition, the Company has not addressed herein the possible failure of the Proponent to comply with Rule 14a-8(i), including subsection (3) thereof, which prohibits materially false and misleading statements. If the Staff considers it to be relevant, the Company will provide its arguments as to why the Proposal fails to meet the standards of Rule 14a-8(i).

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2009 Proxy Material pursuant to Rule 14a-8(e).

If you have any questions or require any additional information regarding this request, please do not hesitate to contact the undersigned at (202) 274-2020.

Sincerely,

Robert Lipsher

Robert Lipsher

cc: Mr. Robert E. Friedman
David G. Baker, President and Chief Executive Officer

F:\clients\1002\2009 Annual Meeting\Shareholder Proposal - ltr SEC.doc

EXHIBIT A

ROBERT E. FRIEDMAN

*** FISMA & OMB Memorandum M-07-16 ***

February 19, 2009

Ms. Nancy M. Shaw
Vice President & Corporate Secretary
Lincoln Park Bancorp
31 Boonton Turnpike
Lincoln Park, NJ 07035

Dear Ms. Shaw,

If it's not too late, would you please include my shareholder proposal in the 2008 proxy. If you should have any questions and/or comments, please do not hesitate to contact me.

Sincerely,

Robert E. Friedman

Robert E. Friedman, CPA
Shareholder; 24,550 common LPBC shares

Shareholder Proposal Relating to Remutualization or Privatization of Lincoln Park Bancorp.

Robert E. Friedman,*** FISMA & OMB Memorandum M-07-16 ***, beneficial owner of 24,550 common shares, has advised that he plans to introduce the following resolution:

RESOLVED: That the minority stockholders of Lincoln Park Bancorp (LPBC), assembled in Annual Meeting in person and by proxy, hereby request the Board of Directors to consider remutualization or privatization of LPBC at a price mutually acceptable to the Board of Directors and minority shareholders.

REASONS: Lincoln Park Bancorp continues to underperform its peers in almost every operating and financial performance category. The bank's efficiency ratio, which basically measures how much it costs for LPBC to generate revenue, remains materially unfavorable compared to its peers. Based on latest statistics from SNL ThriftInvestor, a leading national bank & thrift publication, Lincoln Park's efficiency ratio at September 30, 2008, stood at 85% versus 75% for median New Jersey Thrifts. This means that it costs LPBC 85 cents to generate $1 of revenue. Consequently, Lincoln Park continues to remain among the least profitable thrifts in NJ; LPBC's core return on average assets (ROAA), and return on average equity (ROAE), two primary measures of bank profitability, remains in the last quartile of NJ Thrift performance. Based on latest ThriftInvestor statistics, at 9/30/08, LPBC's ROAA and ROAE stood at 0.17% and 1.49%, well below the 0.40% and 2.79% median rates for the ThriftInvestor NJ Bank Index. In addition, Lincoln Park's loan portfolio has grown at below average rates, despite a change in CEOs in 2005. Based on latest full-year statistics, from December 2004 through December 2007, Lincoln Park's loan portfolio grew at an 8.5% average annual rate, versus 17% for the ThriftInvestor NJ Bank Index. Moreover, it does not seem that LPBC's loan growth underperformance is due to superior risk management abilities. Based on ThriftInvestor statistics, at 9/30/08, LPBC's net loan charge-offs (NCOs) stood at 3%, only in line with ThriftInvestor NJ Median Index of 3%.

As such, given Lincoln Park's below-average operating performance, the stock's long-term market underperformance is not a coincidence. Based on ThriftInvestor statistics, from 9/30/07 through 9/30/08, LPBC stock fell 32%, versus an 8.3% decline in the ThriftInvestor NJ bank stock Index. Moreover, from the Bank's IPO price of $10 a share in December 2004 to December 31, 2008, the stock dropped 65%, to $3.50 a share.

Consequently, if the current board of directors and senior management desires to continue managing Lincoln Park Bancorp for an extended length of time, then I believe the best future course of action would be for LPBC to put itself up for sale when the market normalizes, or repurchase the shares from minority shareholders at a mutually acceptable price.

charles SCHWAB

101 Montgomery Street San Francisco California 94104
tel (415) 627-7000

Date: December 19, 2008

NOTICE: VERIFICATION OF INTRA-MONTH TRANSACTIONS

Account Number: *** FISMA & OMB Memorandum M-07-16 ***

Account of:
R FRIEDMAN & J REICH TTEE
ROBERT E FRIEDMAN TRUST
U/A DTD 07/15/1993

*** FISMA & OMB Memorandum M-07-16 ***

This is provided to verify specific information in the above account as requested by the client.

The above account holds 6,300 shares of LPBC (Lincoln Park Bancorp).

Note: This information is provided to verify specific transactions as requested and does not represent the entire account activity or current balance.

If you have any question regarding this letter, please call 800-556-8593.

Allen Avila
Manager
Cash Control Department

(1002-0919)

charles SCHWAB

101 Montgomery Street San Francisco California 94104
tel (415) 627-7000

Date: December 19, 2008

NOTICE: VERIFICATION OF INTRA-MONTH TRANSACTIONS

Account Number: *** FISMA & OMB Memorandum M-07-16 ***

Account of:
ROBERT ELLIOT FRIEDMAN

*** FISMA & OMB Memorandum M-07-16 ***

This is provided to verify specific information in the above account as requested by the client.

The above account holds 8,250 shares of LPBC (Lincoln Park Bancorp).

Note: This information is provided to verify specific transactions as requested and does not represent the entire account activity or current balance.

If you have any question regarding this letter, please call 800-556-8593.

Allen Avila
Manager
Cash Control Department

(1002-0919)

charles SCHWAB

101 Montgomery Street San Francisco California 94104
tel (415) 627-7000

Date: December 19, 2008

NOTICE: VERIFICATION OF INTRA-MONTH TRANSACTIONS

Account Number: FISMA & OMB Memorandum M-07-16 ***

Account of:
ROBERT ELLIOT FRIEDMAN
CHARLES SCHWAB & CO INC CUST
IRA ROLLOVER

*** FISMA & OMB Memorandum M-07-16 ***

This is provided to verify specific information in the above account as requested by the client.

The above account holds 10,000 shares of LPBC (Lincoln Park Bancorp).

Note: This information is provided to verify specific transactions as requested and does not represent the entire account activity or current balance.

If you have any question regarding this letter, please call 800-556-8593.

Allen Avila
Manager
Cash Control Department

(1002-0919)

EXHIBIT B

Lincoln Park Bancorp

31 Boonton Turnpike, Lincoln Park, New Jersey 07035
973-694-0330 FAX 973-694-3114
www.lincolnparksavings.com

March 5, 2009

Robert E Friedman

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Friedman,

Thank you for your letter of February 19, 2009 to corporate secretary Nancy Shaw. Unfortunately, the deadline for submitting shareholder proposals for inclusion in our proxy statement for the upcoming Annual Meeting of Shareholders has passed. The deadline of December 4, 2008 was established in accordance with SEC regulations, and since you did not submit your proposal until February 19 we are not in a position to include your proposal in our proxy statement.

As always, my door remains open for any discussion that you may wish to undertake regarding your concerns. It is, I am sure, a mutual desire that the bank succeed and the stock price grow. To that end I would hope that the best interest of the institution will always be served.

Sincerely,

/s/ David G. Baker

David G Baker
President